Jerry A. Felts
Chief Financial Officer
June 10, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Gregory Dundas, Senior Counsel
Re:	Bank of Granite Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 Definitive Proxy Statement on Schedule 14A Filed April 15, 2011 File No. 000-15956
Ladies and Gentlemen:
We received a letter from the Division of Corporate Finance concerning a review of the Company’s Form 10-K for the fiscal year ended December 31, 2010 filed March 31, 2011 and its Definitive Proxy Statement on Schedule 14A filed April 15, 2011, including comments on these filings. This letter is delivered in response to those comments, using the same numbering system included in the staff’s letter.
Form 10-K for the Fiscal Year Ended December 31, 2010
Capital Requirements, Page 6
1. Comment:
Please revise this section, or Note 2 to the financial statements, to disclose each of the material steps required by the FDIC order to be taken by the Company and the extent to which each of these has been accomplished. In particular, clarify what types of “capital enhancing transactions and strategies” the Company has pursued. Provide updated disclosure in future filings as appropriate.
Response:
We believe the list of material steps set forth in the FDIC Order on the referenced Page 6 and Note 2 are complete. The most significant of the matters is the capital requirements, and the Note 2 disclosures on Page 43 highlight the lack of attainment and the related going concern risks.

23 North Main Street P.O. Box 128 Granite Falls, NC 28630	CAPITAL MARKET	Phone 828.322.5343 Facsimile 828.324.4217 jfelts@bankofgranite.com

Many of the steps set forth in the Order are subjective and any quantification of degree of compliance would be subject to challenge or other evaluation by regulators or other third parties. We believe the subjectiveness would not provide significant information to investors.
As to “capital enhancing transactions and strategies”, the Company has entertained numerous interested parties as potential acquirers of the corporation; the bank; certain branches or bulk loan packages. The non-disclosure agreements related to each exercise have mutual agreements to make no unilateral disclosure of the activity. Until April 2011, no due diligence exercise had resulted in a definitive agreement, which is the general trigger for announcing parties involved and forward intentions. We believe disclosing activities pursued and discontinued or in process activities at times of filings would not have provided any useful information to investors and would have violated mutual non-disclosure agreements. A Form 8-K was timely filed in April 2011 concerning a definitive agreement.
Management’s Discussion and Analysis, Page 17
2. Comment:
We note the references on page 18 to “limited lending opportunities” and the substantial reduction in the size of your loan portfolio. Please tell us, and revise future filings, to clarify the extent to which the Bank continues to originate loans.
Response:
The referenced phrase was meant to indicate the Bank was and is interested in originating new loans. However, the Bank originated only $20 million of new loans in 2010. The Bank is not able to participate in SBA lending or the Small Business Lending programs because of the inadequate capital position. These types of loans would be the most likely source of new credit given the Bank’s predominately rural location. Real estate lending was suspended in early 2009, as the Bank’s concentration in real estate lending prior to 2009, was a significant contributor to the volume of loan losses and capital erosion in the last three years.
Nonperforming loans and nonperforming assets, Page 25
3. Comment:
We note the deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming loans from $53.1 million to $62.3 million as of December 31, 2009 and 2010, respectively; and your total nonperforming loans to total loans ratio from 6.86% to 11.08% as of the same dates. We note the slight increase in allowance for loan losses from $27.8 million to $28.3 million as of December 31, 2009 and 2010, respectively; however, we note your allowance for loan losses to total nonperforming loans ratio has decreased from 52.38% to 45.40% as of such dates. Further, we note that your net charge-offs of $25.7 million and $30.4 million as of December 31, 2009 and December 31, 2010, respectively, exceeded your allowance for loan loss beginning balances of $24.8 million and $27.8 million as of the same dates. We also note the same negative trends from December 31, 2008 to December 31, 2009.

In light of these facts, please tell us why you believe your allowance for loan losses was appropriate as of December 31, 2009 and December 31, 2010. In your response, please provide persuasive evidence which will support the judgments and determinations you made and how and why these were consistently applied in accordance with your allowance for loan losses methodology under GAAP for the periods noted above. We may have additional comments upon receipt and review of your response.
Response:
Since the ALL is an estimation process, the existence of persuasive supporting evidence is entirely interpretive. We have had a process of data accumulation, related computations and overall evaluation in place and executed by the same personnel since late 2007. The process is completed every month and more formally at each quarter-end. Our non-impaired loan coverage ratio has increased from 2.76% to 3.03% from June 30, 2010 to December 31, 2010 and continues over 3.00% to the date of this response. The increase in this component has been offset by aggressively charging off specifically identified allocations in the impaired component of the ALL. As a result, we have had no reservations making the periodic assertion (which is in compliance with ASC 450-20) and set forth on page 27 that the ALL “is an adequate (a reasonable) estimation of probable losses incurred in our portfolio at December 31, 2010.”
The period between the financial statement date and the annual Form 10-K filing affords a period to review subsequent information and determine if any facts exist that indicate the December 31 estimate should be revised. As related to December 31, 2010, and as stated on Page 17, “the pace of inflow of nonperforming loans has slowed in the fourth quarter and into 2011.” The affirmation that there were no unfavorable developments in the subsequent period to the March filing of the 10-K provided us with additional comfort as to the assertion cited above.
In this period of extended recession and the decline in value of all asset classes, and in particular real estate related assets, we believe the incidence of subsequent period charge-offs exceeding prior year- end ALL amounts is not so unusual as to suggest lack of reasonableness at the point of evaluation. While not an exercise we have completed previously, we have reviewed the 2010 charge-off population to determine the amount of charge-off related to credits that were performing at December 31, 2009 was $10.9 million or 37% of the $29.2 million charge-offs over $25 thousand. Additionally before responding to the specific benchmarks cited in the comments, we would cite the increase in the total ALL to total portfolio coverage ratio which increased 40% in 2010 and 92% over the last two years. The attached portfolio progression schedule (Attachment A) reflects constant 35-41% of the portfolio remaining special mention or substandard (which includes nonaccrual loans) for the last nine months of 2010 and remains constant to the date of this response. While constant at 35-41%, the dollars of such loans were declining, $267.7 million at December 31, 2009 to $228.6 million at December 31, 2010 to $210.6 million at May 31, 2011.
As to the discussion and points regarding the nonperforming loans, the percentage increase in 2010 related more to the decrease in loans outstanding than the actual increase in nonperforming balances (17%). Additionally, there are a series of factors relating to nonperforming loans that make trend analysis and NPA coverage evaluations very difficult (although we compare against peer banks in our market and review in our overall estimation process). These factors that we believe make the data subject to misinterpretations; (a) the length of time to resolve foreclosure and bankruptcy processes is abnormally long because of judiciary overcrowding- this leads to NPL “accumulation” as many assets that would have been “in-substance foreclosures” and moved to OREO under prior period accounting protocols are now warehoused in the NPL category for extended periods; (b) the regulatory focus on writing down collateral dependent loans on an aggressive basis results in the same loans cited in (a) carrying no ALL allocation and is a factor in reduced coverage; (c) the management and regulatory reservations or bias against returning restructured loans to accrual status because of the inability to determine that the new loans are well secured and in “normal” process of collection in the extended recessionary environment is another accumulation factor. The December 31, 2010 NPL population includes $5 million of written down loans and $7.8 million restructured loans that have been paying in accordance with their terms for periods of three months to over a year and are continued on nonaccrual. We discuss this matter further in response to comment 5.
In conclusion, while we are disappointed that the portfolio profile does not improve — i.e. the 35-40% watch and classified component, the related nominal number has decreased substantially over time and the total portfolio reduction reduces the risk of the possible unrecognized (mis-graded) loans. We do not characterize these conditions as deteriorating. As stated above, we have had no subsequent events that have caused us to have concern about ALL levels.
4. Comment:
We note your overall policy for classifying loans as nonaccrual and impaired on pages 25 and 26, respectively. Please tell us and revise your notes to the financial statements in future filings to discuss your policies for placing loans on nonaccrual status and as impaired, by class of financing receivables, as required by ASC 310-10-50-6 and 310-10-50-15.
Response:
We will expand the disclosure in the footnotes and indicate the policy applies to all segments and classes of the portfolio. Because we do not have any residential mortgages and our consumer type loans are de minimis, the policy as stated applies to all loans. Specifically, loans that are more than 90 days past due or as soon as we determine that recovery of recorded principal and interest is unlikely are placed on nonaccrual status.
Troubled Debt Restructures, Page 26
5. Comment:
We note that you had troubled debt restructurings (“TDRs”) of $21.7 million as of December 31, 2010. Given the significance of your TDRs, please tell us and revise future filings to disclose the following:
•	A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;

•	Policy on how many payments the borrower needs to make before returning the loan to accrual status; and

•	Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc.).
Response:
TDRs are predominately real estate loans or real estate and related loans of operating companies. The predominant modification or concessions to the listed troubled borrowers, has been principal and interest forgiveness to structure payments that existing operations can support for approximately $7.4 million of the $21.7 million. The common characteristic of the real estate restructures has been to restructure payments that guarantors could make as part of the transition to the ultimate disposition of the collateral by the guarantors.
The policy for returning TDRs to accrual status has been to not return to accrual until the year after the effective date of the TDR at the earliest. Secondly, we do not return to accrual until all payments of interest and principal are current and we believe there is reasonable basis to believe the borrower can continue such payments. Thirdly, we acknowledge the general guideline (interpreted by regulators generally as a bright line) of six payments made before consideration of returning to accrual.
In the recent and current environment, we have certain borrowers that have made payments for at least a year, which we continue on cost recovery basis (nonaccrual) because the operating results have not improved to provide basis that the payments can continue.
6. Comment:
Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.
Response:
We have not modified any loans that we believe do not meet TDR definition.
Financial Statements
Note 4 — Loans, Page 46
7. Comment:
We note in the presentation of your loans, classified by segment, that “Real estate — mortgage, commercial” represents the largest portfolio segment of your loans comprising approximately 74% of your total loans at December 31, 2010 and also represents the majority of your non-performing loans at December 31, 2010 and charged-off loans for the year then ended. We also note that you do not separately present any residential real estate loans either as a separate portfolio segment or as a class of financing receivable. Given your disclosure on page 25 that “Of the Bank’s $62.3 million nonperforming loans at December 31, 2010, approximately $25.0 million is single family homes, unimproved land or residential lots in various stages of development”, please tell us the following:
•	The amount of your residential real estate loans as of December 31, 2010 and their related asset quality information as of and for the year then ended, including non-performing loans, impaired loans, and charged-off loans;

•	How you determined that separate disclosure of residential real estate loans, either as a portfolio segment or a class of financing receivable, has been made in accordance with the requirements of ASC 310-10-50; and

•	How you considered the guidance in paragraphs 55-16 through 55-18 and 55-22 of ASC 310-10 when determining that further disaggregation of your portfolio segments was not necessary.
Response:
With respect to the loan segment disclosure and the consideration of classes;
•	The Bank has not originated any residential mortgage loans in at least the last eight years (the mortgage subsidiary ceased origination in mid- 2009).

•	As to the consideration of real estate mortgage commercial including multiple classes, the consideration to split into classes related to disclosing owner occupied vs. non-owner occupied loans. We decided that characteristics of the loans were not significantly different to provide useful information. The buildings and properties in each group are used by or leased to small businesses in the market area, and the operations of those businesses generate the sources of repayment. We do not believe the risk or characteristics (including to-date loss experience) are sufficiently different to merit additional disclosure.
As to the components of the cited $25.0 million, the reference to single family homes relates to spec homes from real estate development, second homes or investment properties that relate to late stage foreclosure or bankruptcy process or investment rental properties. The actual amount of the homes in the population was $4.6 million. The characterization of the population should have highlighted the land and lots as the risk and valuation challenge is substantially greater for that group of assets than the homes. The remainder of the portfolio does not have any significant amount of spec homes. We will make future references to specific components of the nonaccrual population more specific as to the risks we are trying to highlight.
Principal Holders of Voting Securities, Page 2 of Definitive Proxy Statement on Schedule 14A
8. Comment:
Please revise to disclose the business, mailing or residence address of the beneficial owners listed in the table. Refer to Item 403(a) of Regulation S-K.

Response:
As comment 10 requires filing an amendment, we will include the required information.
Executive Compensation, Page 16 of Definitive Proxy Statement on Schedule 14A
9. Comment:
Please amend your Form 10-K to include director compensation information required by Item 402(r) of Regulation S-K.
Response:
We acknowledge the table for Director Compensation was not filed. However, we do disclose that the Directors’ fees were all of the compensation. If deemed necessary, we will include the table in the amended filing.
Exhibits 31.1 and 31.2
10. Comment:
We note that paragraphs 2, 3, 4 and 5 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, the certifications include references to the “annual report” rather than referring to only the “report” and certain language in parentheses in the form has been omitted. We also note that in connection with our review of your Form 10-K for the fiscal year ended December 31, 2007, we issued this comment to you in our letter dated June 3, 2008. As a result, please file an amended 10-K which includes the entire periodic report and new, corrected certifications in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.
Response:
We will exercise more diligent version control of files and complete review to determine the correct certificates are filed and will include the same in the filed amendment.
Conclusion
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the Company has adequately addressed all of the concerns and comments included in the staff’s letter. We appreciate your review of these responses. If you have further comments or any questions about our responses, please contact the undersigned at the address and telephone number listed above. Thank you for your consideration.

Sincerely yours, Bank of Granite Corporation
/s/ Jerry A. Felts
Jerry A. Felts
Chief Operating Officer and Chief Financial Officer

Attachment A
Bank of Granite
Loan Portfolio Risk Grade Profile Progression (Millions)

		Grade 5 Special	Grade 6			Qtr End Charge
Period	Total Loans	Mention	Substandard	Total	%	Offs	NP Loans	OREO
6.30.2008	928.9	76.2	92.8	169.0	18.0	5.1	39.6	2.1
9.30.2008	933.8	88.7	125.8	214.5	23.0	0.8	49.7	3.1
12.31.2008	935.7	127.3	119.8	247.1	26.0	13.5	47.8	5.6
3.31.2009	909.8	136.2	102.4	238.6	26.0	2.1	43.3	16.3
6.30.2009	867.9	134.5	84.7	218.6	25.0	9.0	44.0	15.0
9.30.2009	827.7	130.3	83.7	214.0	26.0	3.6	41.7	17.4
12.31.2009 Revised	775.0	142.9	124.8	267.7	34.5	10.8	59.0	14.2
1.31.2010	759.7	115	103.2	218.2	29	—	63	—
2.28.2010	741.8	141.5	132.2	273.7	36.9	—	71	14.2
3.31.10 Exam	712.4	108	157.5	266.0	37.0	10.0	57	17.2
4.30.10	691.6	110.1	151.1	261.2	38	—	62	19
5.31.10	679.6	107	150.6	257.6	38	—	73	19
6.30.10	652.2	108.6	134.4	243.0	37	10.2	63	19
7.31.10	640.5	103.4	138.7	242.1	38	—	65	20
8.31.10	624.9	95.4	161.1	256.5	41	—	79	18
9.30.10	606.6	94.4	154.3	248.7	41	7.6	77	18
10.31.10	585.7	93.4	148.3	241.7	41	—	76	18
11.30.10	573.2	89.4	145	234.4	41	—	76	14
12.31.10	562.2	88.7	139.9	228.6	41	5.4	62	14
1.31.11	553.2	88.3	136.5	224.8	41	—	55	14
2.28.11	539.5	89.3	132.3	221.6	41	—	60	14
3.31.11	521.5	87.8	124.4	212.2	41	5.1	53	17
4.30.11	510.2	86.8	121.6	208.4	41	—	58	18
5.30.11	495.4	85.1	125.5	210.6	43	3.0	52	20
6/7/2011 JF Risk Grade